EXHIBIT 99.2
Vector Group Ltd.
Condensed Consolidating Financial Statements
September 30, 2022
(in thousands of dollars)

Presented herein are Condensed Consolidating Balance Sheet as of September 30, 2022 and the related Condensed Consolidating Statements of Operations for the nine months ended September 30, 2022 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors).
CONDENSED CONSOLIDATING BALANCE SHEETS

	September 30, 2022
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
ASSETS:
Current assets:
Cash and cash equivalents	$209,993	$174,386	$584	$—	$384,963
Investment securities at fair value	115,824	—	—	—	115,824
Accounts receivable - trade, net	—	27,141	—	—	27,141
Intercompany receivables	2,427	—	—	(2,427)	—
Inventories	—	86,101	—	—	86,101
Income taxes receivable, net	39,080	—	3,181	(39,485)	2,776
Other current assets	1,006	8,073	—	—	9,079
Total current assets	368,330	295,701	3,765	(41,912)	625,884
Property, plant and equipment, net	365	29,887	9,893	—	40,145
Long-term investment securities	44,394	—	—	—	44,394
Investments in real estate ventures	—	—	116,840	—	116,840
Operating lease right-of-use assets	3,658	4,819	—	—	8,477
Investments in consolidated subsidiaries	236,106	—	—	(236,106)	—
Intangible assets	—	107,511	—	—	107,511
Other assets	16,811	86,221	3,000	—	106,032
Total assets	$669,664	$524,139	$133,498	$(278,018)	$1,049,283
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:
Current liabilities:
Current portion of notes payable and long-term debt	$—	$51	$—	$—	$51
Intercompany payables	—	448	1,979	(2,427)	—
Income taxes payable, net	—	39,485	—	(39,485)	—
Current payments due under the Master Settlement Agreement	—	214,260	—	—	214,260
Current operating lease liability	1,728	1,961	—	—	3,689
Other current liabilities	39,546	86,394	392	—	126,332
Total current liabilities	41,274	342,599	2,371	(41,912)	344,332
Notes payable, long-term debt and other obligations, less current portion	1,389,140	15	—	—	1,389,155
Non-current employee benefits	61,454	8,096	—	—	69,550
Deferred income taxes, net	(5,565)	24,640	13,336	—	32,411
Non-current operating lease liability	2,887	3,289	—	—	6,176
Other liabilities, including litigation accruals and payments due under the Master Settlement Agreement	3,784	26,814	371	—	30,969
Total liabilities	1,492,974	405,453	16,078	(41,912)	1,872,593
Commitments and contingencies
Total stockholders' (deficiency) equity	(823,310)	118,686	117,420	(236,106)	(823,310)
Total liabilities and stockholders' deficiency	$669,664	$524,139	$133,498	$(278,018)	$1,049,283

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

		Nine Months Ended September 30, 2022
			Subsidiary		Consolidated
	Parent/	Subsidiary	Non-	Consolidating	Vector Group
	Issuer	Guarantors	Guarantors	Adjustments	Ltd.
Revenues	$—	$1,061,355	$16,657	$(773)	$1,077,239
Expenses:
Cost of sales	—	743,749	7,327	—	751,076
Operating, selling, administrative and general expenses	21,898	53,247	1,893	(773)	76,265
Litigation settlement and judgment expense	—	160	—	—	160
Management fee expense	—	10,126	—	(10,126)	—
Operating (loss) income	(21,898)	254,073	7,437	10,126	249,738
Other income (expenses):
Interest expense	(81,459)	(1,961)	—	—	(83,420)
Gain on extinguishment of debt	412	—	—	—	412
Equity in losses from real estate ventures	—	—	(4,240)	—	(4,240)
Equity in losses from investments	(5,172)	—	—	—	(5,172)
Equity in earnings (losses) in consolidated subsidiaries	195,491	—	—	(195,491)	—
Management fee income	10,126	—	—	(10,126)	—
Other, net	(9,759)	4,797	2,565	(2,646)	(5,043)
Income before provision for income taxes	87,741	256,909	5,762	(198,137)	152,275
Income tax benefit (expense)	22,810	(63,568)	(966)	—	(41,724)
Net income	$110,551	$193,341	$4,796	$(198,137)	$110,551
Comprehensive income	$111,405	$193,399	$4,796	$(198,195)	$111,405